

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 JUL 16 AM 7:21



03024541

1 July 2003

File No 82 4482
Rule 12 (g) 3-2 (b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

Attention : Mr Elliot Staffin

SUPPL

Dear Sir

BOARD CHANGES – 1 JULY 2003

Enclosed are copies of the above announcements which were published by the Johannesburg Stock Exchange New Services (SENS) on the dates shown.

Yours sincerely
For and on behalf of
Avgold Limited

S E Sather
Company Secretary

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

ES/re
C:\Documents and Settings\rosael\My Documents\AVGOLD\Letters\Letter - Securities and Exchange Commission - Cautionary announcement 1 July 2003 - .doc

Avgold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1990/007025/06)
(Share code: AVG)
(ISIN: ZAE000012175)
("Avgold" or "the Company")

AVGOLD BOARD CHANGES

Messrs D N Murray, D N Campbell and G J Robbertze have resigned from the Board with effect from 1 July 2003.

Avgold is pleased to announce the appointment of Mr Michael Arnold as financial director of the Company with effect from 1 July 2003, in place of Mr D N Campbell. The Board is being restructured and the two vacant positions will be filled in due course by independent non-executive directors.

The Board thanked Messrs D N Murray, D N Campbell and G J Robbertze for their service as directors and expressed its appreciation for their commitment to Avgold.

R P Menell
Chairman

S E Sather
Company Secretary

Johannesburg
30 June 2003

Issued by:
Sponsor to Avgold
Deutsche Securities (SA) (Proprietary) Limited